OMB APPROVAL
                                                      --------------------------
                                                      OMB Number 3235-0287
--------                                              Expires: January 31, 2005
 FORM 4    U.S. SECURITIES AND EXCHANGE COMMISSION     Estimated average burden
--------        Washington, D.C. 20549                 hours per response.. 0.5
Check box if                                          --------------------------
no longer subject
to Section 16.
Form 4 or Form 5
obligations may continue.
See Instruction 1(b).

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(h) of the Investment Company Act of 1940


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1. Name and Address of Reporting Person*


     Swergold       Leopold
     ------------------------------------------
     (Last)         First)         (Middle)


     230 Park Avenue
     ------------------------------------------
               (Street)


     New York            NY             10169
     ------------------------------------------
     (City)            (State)           (Zip)


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2. Issuer Name and Ticker or Trading Symbol

     Select Medical Corporation - NYSE (SEM)

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3. IRS Identification Number of Reporting
   Person, if an entity (voluntary)

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4. Statement (Month/Year)

     June 2002
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5. If Amendment, Date of Original (Month/Year)

     /  /
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6. Relationship of Reporting Person(s)
   to Issuer
   (Check all applicable)

      X  Director                10% Owner
         Officer (give title     Other (specify below)
                   below)

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7. Individual or Joint/Group Filing
   (Check Applicable List)

      X  Form filed by One Reporting Person
         Form Filed by More than One Reporting
         Person

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

           Table I - Non-Derivative Securities Acquired, Disposed of,
                              or Beneficially Owned
 -----------------------------------------------------------------------------------------------------------------------------------

 1. Title of Security  2. Trans-   2A.      3.Transaction 4. Securities       5. Amount of     6. Ownership Form: 7.Nature of
    (Instr. 3)            action   Deemed     Code           Acquired (A)        Securities       Direct (D) or     Indirect
                          Date     Execution  (Instr. 8)     or Disposed of      Beneficially     Indirect (I)      Beneficial
                          (Month/  Date, if                   (D) (Inst. 3,      Owned Following  (Instr. 4)        Ownership
                          Day/     any                         4 and 5)          Reported Trans-                    (Instr. 4)
                          Year)    (Month/                                       action(s)
                                   Day/                                          (Instr. 3and 4)
                                   Year)
                                              Code   V      Amount  (A)or Price
                                                                      (D)
   Common Stock, par
   value $.01 per share  06/03/02             P(1)          5,400    (A)  $14.87

   Common Stock, par
   value $.01 per share  06/04/02             P(1)          15,000   (A)  $14.82

   Common Stock, par
   value $.01 per share  06/04/02             P(1)          19,600   (A)  $14.75      40,000        (I)           By Anvers
                                                                                                                  Healthcare
                                                                                                                  Investors
                                                                                                                  Interna-
                                                                                                                  tional, Ltd.

  Common Stock, par
  value $.01 per share                                                              100,731(2)     (I)            By Anvers,
                                                                                                                  L.P.
  Common Stock, par
  value $.01 per share                                                               40,640(2)     (I)            By Anvers,
                                                                                                                  II, L.P.

  Common Stock, par
  value $.01 per share                                                               60,000(2)     (I)            By Anvers
                                                                                                                  Healthcare
                                                                                                                  Investors,
                                                                                                                  L.P.

  Common Stock, par
  value $.01 per share                                                                  1,035      (I)            By Spouse

  Common Stock, par
  value $.01 per share                                                                  3,000      (D)



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

Reminder:   Report  on  a  separate  line  for  each  class  of  securities beneficially  owned directly or  indirectly.

*If the form is filed by more than one reporting person, see
Instruction 4(b)(v).

                                                                          (Over)

      Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
           (e.g., puts, calls, warrants, options, convertible securities)
----------------------------------------------------------------------------------------------------------------------------------


1.Title of   2.Conver-  3.Trans-  3A.     4.Transac- 5.Number   6.Date        7.Title    8.Price  9.Number  10. Owner- 11.Nature
  Derivative   sion or    action  Deemed    tion       of         Exer-         and        of       of          ship     of
  Security     Exercise   Date    Execu-    Code       Deriv-     cisable       Amount     Deriv-   Deriv-      Form     Indir-
  (Instr. 3)   Price of   (Month/ tion      (Instr.    ative      and Ex-       of         ative    ative       of De-   ect
               Deriv-     Day/    Date, if   8)        Secur-     pira-         Under-     Secur-   Secur-      riva-    Bene-
               ative      Year)   any                  ities      tion          lying      ity      ities       tive     ficial
               Security           (Month/              Ac-        Date          Secur-     (Instr.  Bene-       Secu-    Owner-
                                  Day/Year)            quired     (Month/       ities      5)       ficially    rity:     ship
                                                       (A) or     Day/          (Instr.             Owned Fol-  Direct   (Instr.
                                                       Disposed   Year)         3 and 4)            lowing      (D) or    4)
                                                       of (D)                                       Reported    Indirect
                                                       (Instr.                                      Transac-    (I)
                                                       3, 4 and                                     tion(s)     (Instr.4)
                                                       5)                                           (Instr. 4)


                                             Code V    (A) (D)    Date   Ex-    Title Amount
                                                                  Ex-    pir-         or
                                                                  ercis- atio         Number
                                                                  able   Date         of
                                                                                      Shares


----------------------------------------------------------------------------------------------------------------------------------

Explanation  of  Responses:

(1) Open market purchases made by Anvers Healthcare Investors International, Ltd. Mr. Swergold is the Senior Managing Director of FSIP, LLC, which is Subadvisor to Furman Selz Management (BVI) Ltd., which is the general partner of Anvers Healthcare Investors International, Ltd.

(2) Mr. Swergold is the Senior Managing Director of FSIP, LLC, which is the general partner of Anvers, L.P., Anvers II, L.P. and Anvers Healthcare Investments, L.P.

                         /s/ Leopold Swergold                    12/16/02
                         ---------------------------------     ---------------
                         ** Signature of Reporting Person        Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB Number.


                                   Page 2 of 2